UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 1-14446

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Commerce Bancorp, Inc. 401(k) Retirement Plan
1701 Route 70 East
Cherry Hill, New Jersey 08034

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toronto-Dominion Bank
P. O. Box 1
Toronto-Dominion Centre
King Street West and Bay Street
Toronto, Ontario M5K1A2
Canada

REQUIRED INFORMATION

The following financial statements are hereby filed for the Commerce Bancorp, Inc. 401(k) Retirement Plan (the "Plan"):

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007

Notes to Financial Statements

Exhibit 23.1 Consent of Ernst & Young LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the TD Bank 401(k) Retirement Plan, the successor-by-merger to the Commerce Bancorp, Inc. 401(k) Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD BANK 401(k) RETIREMENT PLAN, SUCCESSOR-BY-MERGER TO THE COMMERCE BANCORP, INC. 401(k) RETIREMENT PLAN

June 29, 2009

By: Sheila A. Gleason

Name: Sheila A. Gleason
Title: Plan Administrator

COMMERCE BANCORP INC. 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Audit Committee of Board of Directors of TD Banknorth Inc.

We have audited the accompanying statements of net assets available for benefits of the Commerce Bancorp, Inc. 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Philadelphia, Pennsylvania
June 26, 2009

COMMERCE BANCORP INC. 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets		
Investments, at fair value (note 4)	**$167,478,096**	$268,554,879
Employer contributions receivable	**1,027,925**	1,363,539
Total assets and net assets available for benefits at fair value	**$168,506,021**	$269,918,418
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**958,418**	109,949
Net assets available for benefits	**$169,464,439**	$270,028,367

See accompanying notes to financial statements.

COMMERCE BANCORP INC. 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:		
Investment (loss) income		
Interest and dividends	**$6,501,980**	$8,243,049
Net (depreciation)/appreciation in fair value of investments (note 4)	**(81,616,989)**	12,671,987
Net investment (loss) income	**(75,115,009)**	20,915,036
Contributions:		
Employer	**6,635,413**	6,900,562
Employee	**18,475,307**	19,414,356
Rollovers and transfers in from other plans	**513,937**	4,036,026
	25,624,657	30,350,944
Total additions, net of investment (loss) income	**(49,490,352)**	51,265,980
Deductions from net assets attributed to:		
Benefits paid directly to participants	**50,906,964**	17,990,948
Other	**166,612**	128,062
Total deductions	**51,073,576**	18,119,010
Net (decrease)/increase in net assets available for benefits	**(100,563,928)**	33,146,970
Net assets available for benefits, beginning of year	**270,028,367**	236,881,397
Net assets available for benefits, end of year	**$169,464,439**	$270,028,367

See accompanying notes to financial statements.

COMMERCE BANCORP INC. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

(1) Description of Plan

The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, established April 1, 1997, is a defined contribution plan covering all eligible employees of the Company who have at least six months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2002, the Commerce Bancorp, Inc. Employee Stock Ownership Plan (ESOP) was merged with and into the Plan to allow for greater administrative efficiencies. The net assets of the former ESOP were nonparticipant directed and were maintained in a separate account (the ESOP account) for each participant in accordance with the Plan. On November 24, 2008, the shares originating from the previously merged ESOP plans became participant-directed.

In February 2007, the Company acquired Public Entity Risk Management Association (PERMA). Approximately $2.4 million in assets related to a 401(k) Plan sponsored by PERMA were transferred into the plan during 2007.

In December 2007, Commerce Insurance Services was acquired by General American Holdings, Inc. The Plan was amended to provide participants impacted by the acquisition to become fully vested in all employer contributions.

On March 31, 2008, The Toronto-Dominion Bank completed its acquisition of Commerce Bancorp. As a result of the acquisition, each share of Commerce Bancorp Inc. common stock held in the Plan was converted to (a) $10.50 in cash and (b) 0.4142 shares of The Toronto-Dominion Bank common stock. Cash proceeds received by the Trustee from the sale or exchange of any shares of common stock were invested by the Trustee in common shares of The Toronto-Dominion Bank for the participant directed portion of the Plan. Cash proceeds received for the non-participant directed portion of the Plan were invested in the PIMCO Low Duration Fund.

The Plan was frozen for future contributions effective December 31, 2008 and plan participants became eligible to participate in the TD Bank 401(k) Retirement Plan on January 1, 2009. (See footnote 11.)

(b) Contributions

Each year participants may contribute pretax annual compensation as defined in the Plan up to maximum IRS limitations. Participants may also contribute amounts representing distributions from other qualified retirement plans. The Company may, but is not obligated to, contribute a matching contribution for the plan year as determined by the Board of Directors. In 2008 and 2007, the Company provided a matching contribution equal to the employee contribution up to a maximum of 2.5% of the employee's salary. Contributions are subject to certain limitations.

(c) Participant Accounts

Each participant's 401(k) account is credited with (a) the participant's contributions; (b) the Company's contributions; (c) Plan earnings; and (d) is charged with an allocation of administrative expenses if any costs are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. Each participant's ESOP Account was credited with an allocation of Plan earnings.

(d) Vesting

Participants are immediately vested in their contributions and all investment earnings thereon that have been allocated to their accounts. Participants vest in the Company matching contributions based on the following:

Up to two years of service	0% vesting
After two years of service	20% vesting
After three years of service	40% vesting
After four years of service	60% vesting
After five years of service	80% vesting
After six years of service	100% vesting

(e) Participant Loans

Participants may borrow from the Plan subject to requirements of the Plan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 4.25% to 9.75% on loans outstanding at December 31, 2008. Principal and interest are paid ratably through payroll deductions.

(f) Payment of Benefits

Benefits are payable upon retirement, death, disability or termination of employment. Benefits are distributed to the participant or beneficiary in a lump-sum payment as provided in the provisions of the Plan. Included in net assets available for benefits were $54,148 and $975,448 at December 31, 2008 and 2007, respectively, which represent amounts due to participants who have requested withdrawals.

(g) Forfeitures

Forfeitures of the Company matching contributions arising from breaks in service experienced by participants with less than fully vested interests in the Plan shall be applied as promptly as possible to reduce Company matching contributions. Forfeited employer's contributions of approximately $454,466 and $546,972 were used to offset matching employer contributions and administrative costs paid in 2008 and 2007, respectively.

When a participant terminates employment or otherwise suffers five consecutive breaks in service (fewer than 501 hours of service worked per year), all or a portion of the nonvested interest in the ESOP may be forfeited. Shares totaling 83 and 7,322 were forfeited in 2008 and 2007, respectively. Proceeds from the sale, approximately $260,234 of 2007 forfeitures, were used to reduce the employer match contributions and to offset administrative costs. No proceeds were used to reduce employer contributions in 2008.

(h) Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants' shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting. Certain 2007 amounts have been reclassified to conform to the 2008 financial statement presentation.

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion of fair value measurements.

The Union Bond & Trust Stable Value Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 6); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected on the trade date basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(d) New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, *Fair Value Measurements.* This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan's financial statements.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Administrative Expense

Administrative costs of the Plan are paid by the Company, unless the Company elects to have such costs paid by the Plan. Administrative costs totaling $189,351 and $180,698 were paid by the Company in 2008 and 2007, respectively. For 2008 and 2007, administrative costs totaling $166,612 and $128,062 were paid by the Plan.

(3) Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(4) Investments

The following investments represented 5% or more of the fair value of Plan's net assets available for benefits at December 31:

	2008
	Fair Value
Investments, at fair value	
American Century Inflation	$10,618,241
American Funds Europacific Growth	9,399,236
American Funds Growth Fund	12,959,271
Fidelity Spartan 500 Index	13,680,165
Union Bond & Trust Stable Value Fund (stated at contract value)	18,502,283
Mutual Discovery	8,776,471
Pimco Low Duration Return	10,030,288
Pimco Total Return	14,076,281
The Toronto-Dominion Bank common stock (1)	46,587,667

	2007
	Fair Value
Investments, at fair value:	
American Funds Growth Fund	$22,435,075
Fidelity Spartan 500 Index	21,143,308
American Funds Europacific Growth	15,857,942
Union Bond & Trust Stable Value Fund (stated at contract value)	14,096,057
Commerce Bancorp Inc. Common Stock (1) (2)	128,122,674

(1) Party in interest.
(2) Includes $87.4 million in nonparticipant-directed accounts.

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2008	2007
Common stock	($81,531,809)	$9,868,847
Registered investment companies	1,044,504	2,553,614
Other	(1,129,684)	249,526
	(81,616,989)	$12,671,987

(5) Nonparticipant-Directed Investments

Nonparticipant-directed investments were the investments in Commerce Bancorp, Inc. common stock previously owned by the ESOP, which were merged into the Plan effective January 1, 2002. On November 24, 2008 the shares originating from the previously merged ESOP Plans became participant directed. Consequently, all Plan investments were participant directed at December 31, 2008.

Information about the nonparticipant-directed investments in the common stock of the Company and the significant components of changes in those investments is as follows:

	2008	2007
Investments, at fair value at January 1	$87,387,729	$95,246,910
Investment income	1,238,160	1,368,785
Net (depreciation)/appreciation in fair value	(46,451,157)	6,842,951
Distributions to participants	(6,860,367)	(6,837,875)
Allocated to participant directed investments	(27,252,867)	-
Forfeited shares, dividends and diversifications	(8,061,498)	(9,233,042)
Investments, at fair value at December 31	$0	$87,387,729

(6) Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2. Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset of liability. Level 2 inputs include the following:

- quoted prices for similar assets or liabilities in active markets
- quoted prices for identical or similar assets or liabilities in markets that are not active
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end as reported in the active market.

Participant loans: Valued at outstanding balances, which approximate fair value.

Union Bond & Trust Stable Value Trust Fund: Valued at the fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual Finds	$100,034,277	$ -	$ -	$100,034,277
Self-directed investments	1,816,503			1,816,503
Common Stocks	46,587,667	-	-	46,587,667
Union Bond & Trust Stable Value Fund	-	17,543,865	-	17,543,865
Participant Loans	-	-	1,495,784	1,495,784
Total assets at fair value	$148,438,447	$17,543,865	$1,495,784	$167,478,096

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

	Level 3 Assets
	Year ended December 31, 2008
	Participant loans
Balance, beginning of year	$1,299,096
Purchases, sales, issuances and settlements (net)	196,688
Balance, end of year	$1,495,784

(7) Related-party Transactions

The Plan owned 1,298,792 shares of The Toronto-Dominion Bank common stock valued at $46,587,667 at December 31, 2008. The Plan held 3,357,612 shares of Commerce Bancorp, Inc common stock valued at $128,122,674 at December 31, 2007. During 2008 the Plan received $1,095,822 in dividends from the Company.

(8) Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(9) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any previously unvested Company contributions.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2008 and 2007 per the financial statements to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$169,464,439	$270,028,367
Adjust for: Benefit claims payable	(54,148)	(975,448)
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	(958,418)	(109,949)
Net assets available for benefits per the Form 5500	$168,451,873	$268,942,970

The following is a reconciliation of net increase in assets available for benefits for the year ended December 31, 2008 per the financial statements to Form 5500:

	2008
Net (decrease)/increase in net assets available for benefits per the financial statements	($100,563,928)
Adjust for: Benefit claims payable	921,300
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	(848,469)
Net (decrease)/increase in net assets available for benefits per Form 5500	($100,491,097)

(11) Subsequent Event

In conjunction with the acquisition of the Company by The Toronto-Dominion Bank on March 31, 2008, the assets of the Commerce Bancorp Inc. 401(k) Retirement Plan amounting to $146,025,574 were merged into the TD Bank 401(k) Retirement Plan effective March 3, 2009.

Commerce Bancorp, Inc. 401(k) Retirement Plan

Plan No. 002 EIN 22-2433468

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of investment	(e) Current Value
	Mutual Funds		
	American Century Inflation @10.53	Shares of an investment company	$ 10,618,241
	American Funds Europacific Gr @27.56	Shares of an investment company	9,399,236
	American Funds Growth Fund @20.32	Shares of an investment company	12,959,271
	Baron Partners Fund @12.20	Shares of an investment company	3,019,840
	Columbia Acorn @17.22	Shares of an investment company	1,722,366
	Davis New York Venture @23.62	Shares of an investment company	5,503,072
	*Fidelity Spartan 500 Index @62.11	Shares of an investment company	13,680,165
	Goldman Sachs Mid Cap Value @22.06	Shares of an investment company	5,581,973
	MFS Value @17.54	Shares of an investment company	1,140,211
	Mutual Discovery @22.30	Shares of an investment company	8,776,471
	Oppenheimer Main Street Sm Cap @11.82	Shares of an investment company	2,098,905
	Pimco Low Duration R @9.42	Shares of an investment company	10,030,288
	Pimco Total Return @10.14	Shares of an investment company	14,076,281
	Stock Liquidity Fund		5,961
	Vanguard Extended Mkt Index @24.01	Shares of an investment company	1,421,996
	Total Mutual Funds		**100,034,277**
	Common/Collective Trust		
	Union Bond & Trust Stable Value Fund @21.28	Shares of collective trust fund	17,543,865
	Common Stock		
	*The Toronto Dominion Bank (participant-directed)	Shares of common stock	46,565,643
	*The Toronto Dominion.Bank (self directed)	Shares of common stock	22,024
	Total Common Stock		46,587,667
	Self-directed investments		1,816,503
	*Loans receivable from participants	Interest rates ranging from 4.25% to 9.75%	1,495,784
			$ 167,478,096

* Party-in-interest to the Plan.

"Cost" is not required for participant-directed investments.

EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-150000, as amended) pertaining to the Commerce Bancorp, Inc. 401(k) Retirement Plan of our report dated June 26, 2009, with respect to the financial statements and schedule of the Commerce Bancorp, Inc. 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst & Young LLP

Philadelphia, Pennsylvania
June 26, 2009